02053150

D STATES
... EXCHANGE COMMISSION
Washington D.C. 20549

UF 12-3-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED NOV 29 2002 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 37560

12/6/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Purcell-Graham, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Feierman (212) 612-4700
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036-2602 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

0020

OATH OR AFFIRMATION

I, Philip Cardaci swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Purcell Graham, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Compliance Officer

Title

Notary Public

PETER W. TESTAVERDE, JR.
Notary Public, State of New York
No. 31-4603272
Qualified in New York County
Commission Expires ~~March 30, 19~~ 1/31/02

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

PURCELL GRAHAM, INC.

CONTENTS
September 30, 2002

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Purcell Graham, Inc.

We have audited the accompanying statement of financial condition of Purcell Graham, Inc. as of September 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As more fully described in Note 8 of the notes to statement of financial condition, the Company is carrying its investment in an oil venture at cost. In our opinion, generally accepted accounting principles require that the investment be carried at fair value. The effect on financial position is not reasonably determinable.

In our opinion, except for the effects of not valuing the investment at fair value as discussed in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Purcell Graham, Inc. as of September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

November 20, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

PURCELL GRAHAM, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2002

ASSETS	
Cash (Note 1)	$ 105,334
Receivable from Clearing Broker	359,671
Commissions Receivable	95,758
Securities Owned, at market value (Note 1)	1,093,951
Secured Demand Notes (market value of collateral $2,205,619)	900,000
Exchange Memberships, at cost (market value $2,880,000)	1,078,303
Investment in Oil Venture (Note 8)	345,314
Other Assets	41,356
Total Assets	$4,019,687
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value (Note 1)	$ 287,100
Accrued expenses and other liabilities	100,469
	387,569
Commitment (Note 6)	
Subordinated Liabilities (Note 3)	900,000
Shareholder's Equity:	
Common stock - no par value; authorized 1,000 shares, issued and outstanding 100 shares	2,000,000
Additional paid-in capital	1,322,099
Accumulated deficit	(589,981)
Shareholder's equity	2,732,118
Total Liabilities and Shareholder's Equity	$4,019,687

The accompanying notes and independent auditor's report should be read in conjunction with the statement of financial condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Purcell Graham, Inc. (the "Company") is a corporation formed pursuant to the laws of the State of New York. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and a member of the New York Stock Exchange, Inc.

The Company acts as an introducing broker and is engaged in proprietary trading of securities.

Purchases and sales of securities and related revenue and expenses are recorded on a trade-date basis. The Company records floor brokerage and commission revenue and expenses on a trade-date basis.

Securities owned and securities sold, not yet purchased, which consist primarily of equity securities, are stated at quoted market values, with the resulting unrealized gains and losses reflected in shareholder's equity.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

2. RECEIVABLE FROM CLEARING BROKER:

At September 30, 2002, all of the securities owned and securities sold, not yet purchased, and the amount receivable from clearing broker reflected in the statement of financial condition are security positions with and amounts due from this clearing broker.

3. SUBORDINATED LIABILITIES:

Subordinated liabilities at September 30, 2002 mature as follows: $700,000 at at December 31, 2002, $75,000 at March 31, 2003 and $125,000 at March 31, 2003. They bear interest of 7.5%, 6% and 6% per annum, respectively. These agreements are automatically extended for one year unless written notice is given by the lender seven months prior to the maturity date.

Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing the withdrawal of subordinated debt.

4. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 that specifies minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the rule that requires the Company to maintain net capital, as defined, of $250,000. At September 30, 2002, the Company had net capital of $2,021,413, which exceeded the requirement by $1,771,413.

5. INCOME TAXES: The Company elected to be treated as a small business corporation (S Corporation) under the applicable sections of the Internal Revenue Code and New York State corporate franchise tax law. Accordingly, there is no liability for federal income taxes, as earnings of the Company flow through directly to its shareholder. The Company is subject to New York State income taxes at reduced rates and local income taxes.

6. COMMITMENT: The Company is committed under a noncancelable sublease agreement for office space that terminates in December 31, 2005. The sublease is subject to escalations based on increases in certain costs incurred by the lessors.

The future aggregate minimum rental commitments under the sublease are as follows:

Year ending September 30,	
2003	$ 31,665
2004	32,809
2005	32,809
2006	8,202
	$105,485

7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK: In the normal course of business, the Company enters into various debt and equity transactions which are cleared by one broker-dealer. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected in the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

In addition, in the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

At times during the year, there will be amounts due from the clearing broker which represent a concentration of credit risk. The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker and financial institutions with which it conducts business.

8. INVESTMENT: The Company owns a working interest in an oil venture in Texas. This investment was made in 1988 and is reflected in the statement of financial condition at cost.

PURCELL GRAHAM, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

PURCELL GRAHAM, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

SEPTEMBER 30, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

SEC MAIL PROCESSING
RECEIVED
NOV 29 2002
WASH, D.C. 155 SECTION

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Board of Directors and Shareholder of
Purcell Graham, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Purcell Graham, Inc. (the "Company") for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Purcell Graham, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

November 20, 2002